                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-83491


                          PROSPECTUS SUPPLEMENT DATED
                         June 26, 2000 TO PROSPECTUS
                             DATED April 25, 2000


     On June 21, 2000, TIBCO Software Inc. announced results for its second fiscal quarter ended June 2, 2000.

Second Fiscal Quarter Results

     Total revenues for the second quarter were $54 million, an increase of 157 percent over $21 million in the same period a year earlier and a nearly 30 percent increase over the prior quarter. Year-to-date revenues of $96 million equal the total revenues for all of fiscal year 1999. Growth during the quarter was driven by increasing demand for TIBCO's infrastructure software.

     Excluding non-cash charges relating to stock compensation and goodwill, TIBCO's net income for the second fiscal quarter of 2000 was $8.5 million, or 4 cents per share, compared to a net loss of $3.2 million, or a net loss of 5 cents per share, for the second quarter of 1999.

     License revenues were $37 million for the second quarter of fiscal 2000, an increase of approximately 200 percent from $12 million in the same period last year.

                                                                          Page 1
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Highlights for TIBCO's Second Fiscal Quarter 2000


     Customers. TIBCO added 88 new direct customers during the quarter. New customers included Agilent Technologies, General Motors subsidiary Saturn Corporation, Williams Energy, Shell/Coral Energy, Tellme Networks, Hitachi, BlueMeteor, Carlson Wagonlit Travel, Novopoint and Proximus/Belgacomm Mobile.

     Strategic Partners. During the quarter, TIBCO announced new and expanded relationships with several partners, bringing the total number of TIBCO partners to nearly 100. TIBCO announced expanded partnerships with Cisco Systems, KPMG, Ernst & Young and Deloitte Consulting. With KPMG and Cisco, TIBCO introduced a new digital infrastructure, two years in development, that enables telephone companies to automate their business processes and "turn on" advanced multimedia services to consumers and businesses faster than ever before. TIBCO announced a similar telecommunications product in conjunction with Deloitte Consulting. With Ernst & Young and Cisco, TIBCO introduced a digital infrastructure that enables cable companies to activate and manage high-speed Internet, cable-based telephony, digital video, video-on-demand and interactive TV services.

     It was also announced that Cisco Systems began shipping its Cisco Networking Services (CNS) product, which has TIBCO software embedded inside. CNS is an advanced digital infrastructure that will enable telecommunications service providers to better manage and fine-tune networks and deploy new services in real-time.

     Also during the quarter, 35 companies joined the TIBCO Alliance Program. TIBCO continues to develop and expand its relationships with such key partners as Andersen Consulting, Ariba, Microsoft, Oracle, Perot Systems, Sybase, Sun Microsystems and Yahoo!.

     Products. During the quarter, TIBCO introduced 12 new products, including TIB/BusinessConnect(TM), TIB/BusinessPartner(TM) and several new software adapters, thereby expanding TIBCO's e-business infrastructure software offerings. TIBCO also announced the next generation of TIBCO ActiveEnterprise(R) as well as a new B2B product family called TIBCO ActiveExchange(TM), and a new portal product family called TIBCO ActivePortal(TM).
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                            FINANCIAL STATEMENTS
                             TIBCO Software Inc.
                               Balance Sheets
                          (unaudited, in thousands)

                                                            November 30,    February 29,    May 31,
                                                                1999            2000         2000
                                                                ----            ----         ----
ASSETS
Current Assets:
     Cash and cash equivalents                              $    13,681     $   22,295      $  348,535
     Short-term investments                                      76,126         71,278         208,360
     Accounts receivable, net                                    38,599         30,830          52,331
     Accounts receivable from related parties                     3,886          2,772           4,038
     Other current assets                                         5,031          5,483           8,388
                                                            -----------     ----------      ----------
        Total current assets                                $   137,323        132,658         621,652
                                                            -----------     ----------      ----------

Property and equipment, net                                      10,423         11,327          15,419
Other assets                                                      1,171          7,075          19,841
Goodwill and acquired intangibles, net                           30,721         29,117          27,555
                                                            -----------     ----------      ----------
                                                            $   179,638     $  180,177      $  684,467
                                                            ===========     ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                             7,501     $    8,195      $    8,167
     Accrued liabilities                                         21,128         17,227          23,989
     Deferred revenue                                            13,091         15,350          22,522
                                                            -----------     ----------      ----------
        Total current liabilities                           $    41,720         40,772          54,678
                                                            -----------     ----------      ----------

Stockholders' equity:
     Common stock                                                   181            183             189
     Additional paid-in capital                                 182,939        196,831         689,140
     Unearned stock-based compensation                           (8,083)       (10,276)         (8,847)
     Accumulated other comprehensive loss                           (24)          (727)           (592)
     Accumulated deficit                                        (37,095)       (46,606)        (50,101)
                                                            -----------     ----------      ----------
        Total stockholder's equity                              137,918        139,405         629,789
                                                            -----------     ----------      ----------
                                                            $   179,638     $  180,177      $  684,467
                                                            ===========     ==========      ==========

                              TIBCO Software Inc.
                           Statements of Operations
               (unaudited, in thousands, except per share data)

                                                  Three Months    Six Months     Three Months    Three Months     Six Months
                                                      Ended          Ended           Ended           Ended          Ended
                                                  May 31, 1999   May 31, 1999    Feb. 29, 2000   May 31, 2000    May 31, 2000
                                                  ------------   ------------    -------------   ------------    ------------
License Revenue:
 Non-related parties                              $      7,709    $    15,124     $     23,147   $     31,638    $     54,784
 Related Parties                                         4,631          6,935            5,218          5,040          10,259
                                                  ------------    -----------     ------------   ------------    ------------
   Total license revenue                                12,340         22,059           28,365         36,678          65,043
                                                  ------------    -----------     ------------   ------------    ------------
Service and maintenance revenue:
 Non-related parties                                     8,470         15,329           12,777         16,636          29,413
 Related Parties                                           240          1,684              814            740           1,554
                                                  ------------    -----------     ------------   ------------    ------------
   Total service and maintenance revenue                 8,710         17,013           13,591         17,376          30,967
                                                  ------------    -----------     ------------   ------------    ------------
         Total revenue                                  21,050         39,072           41,956         54,054          96,010
Cost of revenue                                          8,727         16,240           12,459         14,656          27,115
                                                  ------------    -----------     ------------   ------------    ------------
Gross Profit                                            12,323         22,832           29,497         39,398          68,895
                                                  ------------    -----------     ------------   ------------    ------------
Operating expenses:
 Research and development                                6,265         11,911           10,774         13,187          23,961
 Sales and marketing                                     7,513         12,929           15,527         20,586          36,113
 General and administrative                              2,004          3,536            3,043          3,748           6,833
 Amortization of stock-based compensation                1,821          3,408            9,159         10,404          19,563
 Amortization of goodwill and acquired
  intangibles                                                -              -            1,604          1,562           3,124
                                                  ------------    -----------     ------------   ------------    ------------
  Total operating expenses                              17,603         31,784           40,107         49,487          89,594
                                                  ------------    -----------     ------------   ------------    ------------
Loss from operations                                    (5,280)        (8,952)         (10,610)       (10,089)        (20,699)
Interest and other income(expense), net                    267             (7)           1,099          6,495           7,693
                                                  ------------    -----------     ------------   ------------    ------------
Net loss                                          $     (5,013)   $    (8,959)    $     (9,511)  $     (3,495)   $    (13,006)
                                                  ============    ===========     ============   ============    ============
Net loss per share:
 Basic and diluted                                $      (0.08)   $     (0.14)    $      (0.05)  $      (0.02)   $      (0.07)
                                                  ============    ===========     ============   ============    ============
 Weighted average common shares
  outstanding                                           63,059         62,505          176,461        182,859         179,660
                                                  ============    ===========     ============   ============    ============